United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **April 21, 2008**



Hercules Incorporated
(Exact name of registrant as specified in its charter)

Delaware	**001-00496**	**51-0023450**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

Hercules Plaza
1313 North Market Street
Wilmington, Delaware 19894-0001
(Address of principal executive offices) (Zip Code)

(302) 594-5000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition.

On April 21, 2008 Hercules Incorporated ("Hercules") reported its first quarter 2008 results. A news release detailing the first quarter financial performance, dated April 21, 2008, was issued by Hercules and is furnished as Exhibit 99.1 hereto and incorporated by reference herein.

The news release includes presentations of earnings before interest and taxes ("EBIT") and earnings before interest, taxes, depreciation and amortization ("EBITDA"), both of which are non-GAAP financial measures. EBIT and EBITDA are measures commonly used by the capital markets to value enterprises. Interest, taxes, depreciation and amortization can vary significantly between companies due in part to differences in accounting policies, tax strategies, levels of indebtedness and interest rates. Excluding these items provides insight into the underlying results of operations and facilitates comparisons between Hercules and other companies. In addition, EBITDA is considered a reasonable approximation of gross cash flow and is one of the measures used for determining debt covenant compliance. Management believes that EBIT and EBITDA information is useful to investors for these reasons. These measurements are not recognized in accordance with GAAP and should not be viewed as alternatives to GAAP measures of performance.

The table below provides a reconciliation of EBIT and EBITDA to net cash provided by operations for the three months ended March 31, 2008 and 2007:

	Three Months Ended March 31			
	2008		2007	
Income before income taxes, minority interests and equity loss	$	43.6	$	48.2
Interest and debt expense		16.7		17.2
EBIT	$	60.3	$	65.4
Depreciation and amortization, net of amortization of debt issuance costs		28.0		26.2
EBITDA	$	88.3	$	91.6
Cash paid for income taxes, net at refunds received		(6.9)		(7.3)
Cash paid for interest		(15.1)		(13.4)
Other operating cash flows, net		(36.6)		(45.1)
Net cash provided by operations	$	29.7	$	25.8

The news release also includes presentations of earnings from ongoing operations, which is a non-GAAP financial measure. Management believes that earnings from ongoing operations is meaningful to investors and the credit markets because it provides insight into the underlying operating results of the Company by excluding the effects of recent divestitures, restructuring and severance charges, changes in accounting principles and other significant discrete items. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance.

The information in this Current Report on Form 8-K, including Exhibit 99.1, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liability of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, unless the registrant expressly states otherwise.

Item 9.01   Financial Statements and Exhibits.

    (c)   Exhibits

        99.1 News Release of Hercules Incorporated dated April 21, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

April 21, 2008

By: **HERCULES INCORPORATED**

/s/ Allen A. Spizzo
Allen A. Spizzo
Vice President and Chief Financial Officer

EXHIBIT INDEX

Number	Description
99.1	News Release of Hercules Incorporated dated April 21, 2008

Exhibit 99.1

Release Immediately
08-12-F

HERCULES REPORTS FIRST QUARTER 2008 RESULTS

WILMINGTON, DE, April 21, 2008 . . . Hercules Incorporated (NYSE: HPC) today reported net income for the quarter ended March 31, 2008 of $32.4 million, or $0.29 per diluted share, as compared to $80.3 million, or $0.70 per diluted share, for the first quarter of 2007.[1] The first quarter of 2007 included approximately $0.41 per diluted share from the resolution of IRS audit items for the years 1993-2003.

Net income from ongoing operations[2] for the first quarter of 2008 was $38.9 million, or $0.35 per diluted share, an increase of 13% per diluted share compared to $35.7 million, or $0.31 per diluted share, in the first quarter of 2007. Please refer to Table 2 for a reconciliation of net income from ongoing operations to reported net income.

Net sales in the first quarter of 2008 were $558.3 million, an increase of 11% from the same period last year. Volume and pricing increased by 7% and 1%, respectively. Rates of exchange increased sales by 5% during the quarter, while mix was 2% unfavorable.

Net sales in the first quarter of 2008 increased in all major regions of the world versus the prior year. Sales increased 6% in North America, 25% in Latin America, 15% in Europe (3% excluding the impact of the Euro), and 15% in Asia Pacific.

Reported profit from operations in the first quarter of 2008 was $67.4 million, a decrease of 4% compared with $70.2 million for the same period in 2007.[1] Profit from ongoing operations in the first quarter of 2008 was $74.6 million, an increase of 3% compared with $72.2 million in the first quarter of 2007.

Cash flow from operations for the quarter ended March 31, 2008 was $29.7 million as compared to $25.8 million for the same period last year.

"The first quarter results continue to demonstrate both the strength of our global businesses and of our Company," said Craig A. Rogerson, President and Chief Executive Officer. "We delivered another quarter of strong sales growth, solid earnings and cash flow against the backdrop of a challenging U.S. economy and elevated and escalating raw material costs."

Interest and debt expense was $16.7 million in the first quarter of 2008, down $0.5 million or 3% compared with the first quarter of 2007, reflecting lower outstanding debt balances and improved debt mix, partially offset by losses on cross currency interest rate swaps.

Total debt was $807.6 million at March 31, 2008, an increase of $11.6 million from year-end 2007. Cash and cash equivalents were $99.1 million at March 31, 2008, as compared to $116.5 million at year-end 2007.

Capital spending was $22.1 million in the first quarter as compared to $24.2 million in the same period last year. Cash outflows for severance, restructuring and other exit costs were $6.1 million in the quarter.

The Company purchased 1.3 million shares of common stock at a cost of $23.3 million during the first quarter of this year. The Company has now purchased 4.1 million shares for $77.7 million under its $200 million authorization.

Segment Results – Ongoing Basis[2]

In the Aqualon Group, net sales increased 17% while profit from ongoing operations was flat in the first quarter as compared with the first quarter of 2007. All business units had increased sales in the first quarter as compared to the prior year. In the aggregate, the sales increase was driven by 14% higher volume, including 2% from the 2007 specialty surfactants acquisition, 1% higher prices and 5% favorable rates of exchange, partially offset by 3% unfavorable product mix.

Coatings and construction sales increased 19% in the first quarter of 2008 as compared to the same period of last year, due to 15% higher volume, 1% increased pricing and 7% favorable rates of exchange, partially offset by 4% negative mix. Sales into the coatings markets were up 19% in the first quarter of 2008 as compared to the same period of last year. Strong volume growth in China, the Middle East, South America and Eastern Europe, offset a soft North American market. Construction market sales increased 19% as compared to the first quarter of last year. Strong growth was achieved in Asia, the Middle East and Eastern Europe, whereas other regions were lower. Pricing improvements were achieved in both the coatings and construction markets.

Regulated industry sales increased 14% in the first quarter of 2008 as compared to the same period of last year, primarily due to 5% higher volume, 3% improved product mix, 2% increased pricing and 4% favorable rates of exchange. Sales were higher in all segments. Sales increased in the pharmaceutical, personal care and food markets by 29%, 14% and 6%, respectively, as compared to the first quarter of last year. Growth was achieved in all major regions of the world.

Energy and specialties sales increased 15% in the first quarter of 2008 as compared to the same period of last year. The increase was due to 19% higher volumes, 1% higher prices, and 3% favorable rates of exchange, partially offset by 8% unfavorable product mix. Energy sales increased 12% and specialties increased 18%, as compared to the prior year. Sales of both energy and specialty businesses grew in most major regions of the world. Price increases were achieved across all product families.

Profit from ongoing operations was flat, primarily as a result of the higher volume and the associated contribution margin, increased selling prices, lower pension expenses and favorable rates of exchange, offset by higher raw material, transportation and utility costs and planned and unplanned shutdowns. Margins were adversely impacted as price increases did not fully offset higher raw material, freight and utility costs, and by the previously announced incident at our methylcellulose ("MC") joint venture in China and a planned maintenance shutdown at our Doel, Belgium MC plant.

"Aqualon's strong top line growth reflects our global scale and presence as well as continued growth in fast growing markets including China, the Middle East and Latin America," said Mr. Rogerson. "Aqualon's global diversity enabled us to offset weaker demand in some of our North American markets."

In the Paper Technologies and Ventures Group, net sales in the first quarter increased 7% and profit from ongoing operations increased 7% compared with the same quarter in 2007.

Paper Technologies sales increased 2% due to 6% favorable rates of exchange, partially offset by 1% lower prices, and 3% unfavorable product mix. Volume in the aggregate was flat. Sales in fast growing markets were up 16% compared to the prior year. Modest price increases were achieved in North America while pricing was lower in both Europe and Asia. Sales of new products continued to drive growth in overall sales and profitability.

Ventures sales increased 23% primarily due to 7% higher volume, 7% higher prices, 4% improved product mix, and 5% favorable rates of exchange. Sales increased in all Ventures business units. Significant growth was achieved in both building products and synthetic lubricants. Pricing was favorable in most Venture businesses.

The increase in profit from ongoing operations reflects favorable rates of exchange, higher volume and improved selling prices in Ventures, and lower pension costs, partially offset by higher raw material and utility costs, and increased SG&A costs.

"The Venture businesses continue to deliver improved results, while many of our global Paper Technology markets are growing more modestly," commented Mr. Rogerson. "Sales of higher margin new products continue to support margins overall."

Outlook

"We remain optimistic about revenue, earnings and cash flow growth in 2008," said Mr. Rogerson. "We expect significant raw material, freight and utility cost headwinds, but expect announced and additional price increases to partially offset these costs. Despite these challenges, we expect profitability to improve through higher utilization of our recent capacity expansions and the impact of our new product introductions. We continue to pursue acquisition opportunities to expand our product offerings and accelerate value creation for our shareholders."

First Quarter Conference Call and Webcast

The Company will discuss first quarter 2008 results tomorrow, April 22nd, at 8:00 a.m. EDST.

Teleconference:	(973) 935-8511 – Ask for Conference ID # 42401160
	Please call 10 to 15 minutes prior to the call.
Webcast:	Listen-only mode via Internet broadcast from www.herc.com
	under *Shareholder Information*.

# # #

Hercules manufactures and markets chemical specialties globally for making a variety of products for home, office and industrial markets. For more information, visit the Hercules website at www.herc.com.

This news release includes forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, reflecting management's current analysis and expectations, based on what management believes to be reasonable assumptions. The words or phrases "will likely result," "should," "are expected to," "will continue," "is anticipated," "expect," "estimate," "project" or similar expressions are among those which identify forward-looking statements. Forward-looking statements may involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from those projected, stated or implied, depending on such factors as: ability to generate cash, changes resulting from ongoing reviews of tax liabilities, ability to raise capital, ability to refinance, ability to execute productivity improvements and reduce costs, the success of outsourcing initiatives, ability to identify, execute and integrate acquisitions, ability to execute divestitures, ability to increase prices, business climate, business performance, changes in tax laws or regulations and related liabilities, changes in tax rates, economic and competitive uncertainties, higher raw material, manufacturing, freight and utility costs, reduced level of customer orders, changes in strategies, risks in developing new products and technologies, risks in developing new market opportunities or expanding capacity, environmental and safety regulations and clean-up costs, the impact of adverse events relating to the operation of the Company's facilities and to the transportation and storage of hazardous materials (including equipment malfunction, explosions, fires, spills, and the effects of severe weather conditions), foreign exchange rates, asset dispositions, the impact of changes in the value of pension fund assets and liabilities, changes in generally accepted accounting principles, adverse legal and regulatory developments, including increases in the number or financial exposures of claims, lawsuits, settlements or judgments, the financial capacity of settling insurers, the impact of increased accruals and reserves for such exposures, the outcome of litigation and appeals, and adverse changes in economic and political climates around the world, including terrorist activities, international hostilities and potential natural disasters. Accordingly, there can be no assurance that the Company will meet future results, performance or achievement, expressed or implied by such forward-looking statements, or continue the stock repurchase program or the payment of dividends. As appropriate, additional factors are contained in reports filed by the Company with the Securities and Exchange Commission. This paragraph is included to provide safe harbor for forward-looking statements, which are not generally required to be publicly revised as circumstances change, and which the Company does not intend to update.

Media Contact:	John S. Riley	(302) 594-6025
Investor Contact:	Stuart L. Fornoff	(302) 594-7151

HERCULES INCORPORATED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in millions, except per share data)

Table 1					
				(Unaudited)	
				THREE MONTHS	
				ENDED MARCH 31	
			2008		**2007**[1]
Net sales	$		558.3	$	502.3
Cost of sales			374.4		323.4
Selling, general and administrative expenses			94.6		83.4
Research and development			11.1		10.4
Intangible asset amortization			2.6		1.8
Other operating expense, net			8.2		13.1
Profit from operations			67.4		70.2
Interest and debt expense			16.7		17.2
Other expense, net			7.1		4.8
Income before income taxes, minority interests and equity loss			43.6		48.2
Provision (benefit) for income taxes			11.5		(33.1)
Income before minority interests and equity loss			32.1		81.3
Minority interests in losses (earnings) of consolidated subsidiaries			1.2		(0.5)
Equity loss of affiliated companies, net of tax			(0.9)		(0.5)
Net income	$		32.4	$	80.3
Basic earnings per share:					
Net income	$		0.29	$	0.70
Weighted average # of basic shares (millions)			111.8		114.1
Diluted earnings per share:					
Net income	$		0.29	$	0.70
Weighted average # of diluted shares (millions)			112.4		114.9
Income before income taxes, minority interests and equity loss	$		43.6	$	48.2
Interest and debt expense			16.7		17.2
EBIT[2]			60.3		65.4
Depreciation and amortization, net of amortization of debt issuance costs			28.0		26.2
EBITDA[2]	$		88.3	$	91.6

(Unaudited)

Table 1 (continued)

SEGMENT DATA *(Dollars in millions)*	THREE MONTHS ENDED MARCH 31	
	2008	2007[1]
Net Sales By Segment[3]		
Paper Technologies	$ 226.7	$ 221.2
Ventures	76.2	62.0
Paper Technologies & Ventures Group	**$ 302.9**	**$ 283.2**
Coatings & Construction	$ 119.1	$ 100.3
Regulated	68.9	60.3
Energy & Specialties	67.4	58.5
Aqualon Group	**$ 255.4**	**$ 219.1**
TOTAL	**$ 558.3**	**$ 502.3**
Profit From Operations By Segment		
Paper Technologies & Ventures Group	$ 29.7	$ 33.6
Aqualon Group	48.0	52.3
Corporate	(10.3)	(15.7)
TOTAL	**$ 67.4**	**$ 70.2**

(Unaudited)

Table 2

Reconciliation to Ongoing Operations *(Dollars in millions, except per share)*	THREE MONTHS ENDED MARCH 31, 2008				THREE MONTHS ENDED MARCH 31, 2007[1]			
	NET INCOME	DILUTED EPS	PROFIT FROM OPERATIONS	EBITDA	NET INCOME	DILUTED EPS	PROFIT FROM OPERATIONS	EBITDA
From Table 1	**$ 32.4**	**$ 0.29**	**$ 67.4**	**$ 88.3**	**$ 80.3**	**$ 0.70**	**$ 70.2**	**$ 91.6**
Legal accruals and settlements[4]	0.4	0.01	--	0.7	0.4	--	--	0.6
Vertac matters	0.2	--	--	0.2	1.0	0.01	--	1.5
Severance, restructuring and other exit costs	2.0	0.02	3.1	3.1	5.6	0.05	8.6	8.6
Asset impairments/ charges and accelerated depreciation/ amortization	2.3	0.02	3.5	--	2.4	0.02	3.7	--
Loss on sale of FiberVisions	--	--	--	--	(0.2)	--	--	(0.2)
Pension accounting change pre LDI implementation [1]	--	--	--	--	(6.7)	(0.06)	(10.3)	(10.3)
Other[5]	0.4	--	0.6	0.7	0.6	0.01	--	1.0
Subtotal adjustment items[6]	5.3	0.05	7.2	4.7	3.1	0.03	2.0	1.2
Tax benefit (detriment) to adjust to the ongoing tax rate[7]	1.2	0.01	--	--	(47.7)	(0.42)	--	--
Ongoing Operations[2]	**$ 38.9**	**$ 0.35**	**$ 74.6**	**$ 93.0**	**$ 35.7**	**$ 0.31**	**$ 72.2**	**$ 92.8**

Table 3
Reconciliation to Ongoing Operations By Business Segment

(Dollars in millions, except per share)

	(Unaudited) THREE MONTHS ENDED MARCH 31, 2008							
	PAPER TECHNOLOGIES & VENTURES GROUP		AQUALON GROUP		CORPORATE		TOTAL HERCULES	
Profit from Operations	**$**	**29.7**	**$**	**48.0**	**$**	**(10.3)**	**$**	**67.4**
Severance, restructuring and other exit costs		0.4		0.1		2.6		3.1
Asset impairments/ charges and accelerated depreciation / amortization		--		--		3.5		3.5
Other		0.4		--		0.2		0.6
Subtotal adjustment items		0.8		0.1		6.3		7.2
Profit from Ongoing Operations[2]	**$**	**30.5**	**$**	**48.1**	**$**	**(4.0)**	**$**	**74.6**

Table 4
Reconciliation to Ongoing Operations By Business Segment

(Dollars in millions, except per share)

	(Unaudited) THREE MONTHS ENDED MARCH 31, 2007[1]							
	PAPER TECHNOLOGIES & VENTURES GROUP		AQUALON GROUP		CORPORATE		TOTAL HERCULES	
Profit from Operations	**$**	**33.6**	**$**	**52.3**	**$**	**(15.7)**	**$**	**70.2**
Severance, restructuring and other exit costs		0.4		0.5		7.7		8.6
Asset impairments/ charges and accelerated depreciation / amortization		0.1		--		3.6		3.7
Pension accounting change pre-LDI implementation [1]		(5.6)		(4.7)		--		(10.3)
Subtotal adjustment items		(5.1)		(4.2)		11.3		2.0
Profit from Ongoing Operations[2]	**$**	**28.5**	**$**	**48.1**	**$**	**(4.4)**	**$**	**72.2**

CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollars in millions)

Table 5

		MARCH 31		DEC. 31
		2008		**2007**[1]
Assets				
Current assets				
Cash and cash equivalents	$	99.1	$	116.5
Accounts receivable, net		390.2		366.8
Inventories		249.2		224.0
Income taxes receivable		23.0		20.2
Other current assets		84.6		86.8
Total current assets	**$**	**846.1**	**$**	**814.3**
Property, plant and equipment, net		687.3		660.0
Other assets		1,218.7		1,204.1
Total assets	**$**	**2,752.1**	**$**	**2,678.4**
Liabilities and Stockholders' Equity				
Current liabilities				
Accounts payable	$	229.0	$	222.0
Other current liabilities		235.2		258.5
Vertac obligations		20.2		20.0
Current debt obligations		45.1		33.7
Total current liabilities	**$**	**529.5**	**$**	**534.2**
Long-term debt		762.5		762.3
Other liabilities		936.1		881.8
Total liabilities	**$**	**2,228.1**	**$**	**2,178.3**
Minority interests		20.9		22.1
Total stockholders' equity		503.1		478.0
Total liabilities and stockholders' equity	**$**	**2,752.1**	**$**	**2,678.4**

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in millions)

Table 6		THREE MONTHS ENDED MARCH 31		
		2008		**2007**[1]
Cash Flows from Operating Activities:				
Net income	$	32.4	$	80.3
Adjustments to reconcile net income to cash provided by operating activities:				
Depreciation and amortization		28.3		26.6
Deferred income tax provision and income taxes payable		5.0		(45.8)
Loss on sale of 51% interest in FiberVisions		--		(0.2)
Other noncash charges and credits		2.5		4.3
Working capital, net		(39.9)		(53.5)
Asbestos-related assets and liabilities, net		4.2		43.1
Pension and postretirement benefit obligations		(3.4)		(18.5)
Non-current assets and liabilities, net		0.6		(10.5)
Net cash provided by operating activities		**29.7**		**25.8**
Cash Flows from Investing Activities:				
Capital expenditures		(22.1)		(24.2)
Acquisitions and investments, net		(1.5)		(0.9)
Net cash used in investing activities		**(23.6)**		**(25.1)**
Cash Flows from Financing Activities:				
Long-term debt proceeds		--		2.8
Debt repayments and change in short term debt		9.1		(21.6)
Repurchase of common stock		(31.5)		--
Dividends paid		(5.8)		--
Proceeds from exercise of stock options/Other		0.2		5.8
Net cash used in financing activities		**(28.0)**		**(13.0)**
Effect of exchange rate changes on cash		4.5		0.3
Net decrease in cash and cash equivalents		(17.4)		(12.0)
Cash and cash equivalents at beginning of period		116.5		171.8
Cash and cash equivalents at end of period	$	**99.1**	$	**159.8**

NOTES:

(1) Effective January 1, 2008, the Company has changed its method of accounting for its qualified defined-benefit pension plans in the United States ("U.S.") and the United Kingdom ("U.K."). The change in accounting method and related timing coincides with the completion of the Company's shift in its U.S. plan's assets in connection with the implementation of a liability-driven investing strategy ("LDI"). The change has been applied retrospectively to the years ended December 31, 2007 and 2006. In addition, the quarterly results for the year ended December 31, 2007 have been adjusted. The Company's web site contains the adjusted financial data for the aforementioned periods. The change encompasses: (a) the basis for the determination of the "market-related value" of plan assets from a smoothed value to the "fair value" and (b) a reduction in the amortization period for gains and losses in excess of the "corridor" from a period representing the average remaining service period of active employees to immediate recognition in the subsequent year (i.e., a 1-year amortization period).

(2) Ongoing operations, profit from ongoing operations, net income from ongoing operations, EBIT and EBITDA, wherever used herein, are non-GAAP financial measures. The ongoing operations include Paper Technologies and Ventures, and the Aqualon Group. Results from ongoing operations exclude impairment charges and accelerated depreciation/amortization for certain facilities within these businesses, which will have no further operating impact, severance, restructuring and other exit costs, litigation against and settlements with the Company's insurance carriers, and legal accruals, settlements and other charges related to divested businesses. Please refer to Tables 2, 3, and 4 for the reconciliation of reported to ongoing operations for the quarter.

EBIT is calculated as net income before income taxes plus interest and debt expense. EBITDA is calculated as net income before income taxes plus interest and debt expense, depreciation and amortization, net of amortization of debt issuance costs.

EBIT and EBITDA are measures commonly used by the capital markets to value enterprises. Interest, taxes, depreciation and amortization can vary significantly between companies due in part to differences in accounting policies, tax strategies, levels of indebtedness and interest rates. Excluding these items provides insight into the underlying results of operations and facilitates comparisons between Hercules and other companies. In addition, EBITDA is considered a reasonable approximation of gross cash flow and is one of the measures used for determining debt covenant compliance. Management believes that EBIT and EBITDA information is useful to investors for these reasons. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance.

(3) Net sales by segment have been realigned to the current organizational structure.

(4) These accruals and settlements exclude asbestos and Vertac litigation matters and are primarily attributable to divested businesses.

(5) Other primarily includes gains and losses related to formerly divested businesses and other costs.

(6) Adjustment items have been tax effected at the U.S. federal statutory tax rate of 35% for 2008 and 2007, except the loss on the sale of FiberVisions. Valuation allowances have been established on this capital loss. Additionally, the related earnings per share impacts are based upon diluted shares totaling 112.4 million and 114.9 million for the three months ended March 31, 2008 and 2007, respectively.

(7) The 2007 adjustment is principally due to the resolution of the remaining IRS audit issues for the years 1993-2003.